

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 15, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

> **Re: OptiLeaf, Incorporated**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 27, 2015**
> **File No. 333-202003**

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comments. Where we refer to prior comments we are referring to our letter dated August 14, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Experts, page 33

1.   You state that on August 19, 2015, your company changed audit firms from David A. Aronson, CPA, P.A., to Patrick D. Heyn, CPA, P.A. Please tell us whether this event was the result of Mr. Aronson's resignation, declining to stand for re-election, or dismissal as well as whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors. Refer to Item 304(a)(1) of Regulation S-K.

Notes to the Financial Statements, page F-7

2.   We note that your response to prior comment 3 explains that you have revised and
        updated the document accordingly. However, please revise to specifically state in your
        disclosure the date through which subsequent events were evaluated and whether that
        date is the date the financial statements were issued or the date the financial statements
        were available to be issued. We refer you to ASC 855-10-50-1.

Exhibit Index, page II-6

3.   You indicate that exhibit 5.1 to the registration statement relates to a legality opinion
        from your counsel. However, exhibit 5.1 to your filing is a report signed by your auditor.
        Please revise as appropriate.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding
comments on the financial statements and related matters. Please contact Ivan Griswold, Staff
Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions.
If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735.

                                            Sincerely,

                                            /s/ Maryse Mills-Apenteng

                                            Maryse Mills-Apenteng
                                            Special Counsel
                                            Office of Information Technologies and
                                            Services

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL